POSCO plans to announce 2016 Year-end Earnings Results and 2017 Business Plan as follows:

1. Agenda

• Earnings Results for the Fiscal Year 2016

• Business Plan for the Fiscal Year 2017 and Q&A Session

2. Date and Time

25 January, 2017 at 16:00 (KST)

3. Venue

Conference call

4. Participants

Analysts, Institutional Investors, and the Press